Filed by FPL Group, Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed as filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended

Subject Company: FPL Group, Inc.
Commission File No.:1-8841

The following will be used as advertising in a variety of publications, posters and included within other communication channels such as web sites, printed materials and video productions between now and mid-2007.

It's nice to find an energy company that can also keep you feeling good.

   FPL Group is joining forces with Constellation Energy to form a "new Constellation Energy," one that will be the nation's leading electricity provider and add another name to Maryland's list of Fortune 100 companies. In addition to being one of America's cleanest electric companies, FPL Group is also the global leader in generating electricity from wind and solar energy.

   FPL Group is dedicated to environmental stewardship while providing customers with highly reliable service at the lowest possible cost. Maybe that's why Fortune Magazine named FPL Group among the most admired utilities in the U.S. and why this powerful combination is the right one for Maryland and its many communities.

   To learn more about FPL Group's commitment to creating a company that's forward-looking in every way, please visit us at fplgroup.com.

Non Solicitation.  This communication is not a solicitation of a proxy from any security holder of FPL Group, Inc. (FPL Group) or Constellation Energy Group, Inc. (Constellation Energy). Constellation Energy has filed with the Securities and Exchange Commission (the SEC) a Registration Statement on Form S 4 (Registration No. 333 135278) that includes a preliminary joint proxy statement prospectus of Constellation Energy and FPL Group. Once finalized, a definitive joint proxy statement prospectus will be sent to security holders of FPL Group and Constellation Energy seeking approval of the proposed transaction. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FPL GROUP, CONSTELLATION ENERGY AND THE PROPOSED TRANSACTION. Investors are able to obtain these materials (as they become available) and other documents filed with the SEC free of charge at the SECs website, www.sec.gov. In addition, a copy of the definitive joint proxy statement prospectus (when it becomes available) may be obtained free of charge from FPL Group, 700 Universe Blvd., Juno Beach, FL 33408, Attention Investor Relations, or from Constellation Energy, Shareholder Services, 750 East Pratt St., Baltimore, MD 21202. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. FPL Group, Constellation Energy and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding FPL Groups and Constellation Energys directors and executive officers is available in the preliminary joint proxy statement/prospectus that Constellation Energy has filed with the SEC in connection with the proposed merger. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is also contained in the preliminary joint proxy statement prospectus filed by Constellation Energy and will be contained in other relevant materials to be filed with the SEC.

Imagine an energy company just as committed to the natural world as you.

   FPL Group is joining forces with Constellation Energy to form a "new Constellation Energy," one that will be the nation's leading electricity provider and add another name to Maryland's list of Fortune 100 companies. In addition to being one of America's cleanest electric companies, FPL Group is also the global leader in generating electricity from wind and solar energy.

   FPL Group is dedicated to environmental stewardship while providing customers with highly reliable service at the lowest possible cost. Maybe that's why Fortune Magazine named FPL Group among the most admired utilities in the U.S. and why this powerful combination is the right one for Maryland and its many communities.

   To learn more about FPL Group's commitment to creating a company that's forward-looking in every way, please visit us at fplgroup.com.

Non Solicitation.  This communication is not a solicitation of a proxy from any security holder of FPL Group, Inc. (FPL Group) or Constellation Energy Group, Inc. (Constellation Energy). Constellation Energy has filed with the Securities and Exchange Commission (the SEC) a Registration Statement on Form S 4 (Registration No. 333 135278) that includes a preliminary joint proxy statement prospectus of Constellation Energy and FPL Group. Once finalized, a definitive joint proxy statement prospectus will be sent to security holders of FPL Group and Constellation Energy seeking approval of the proposed transaction. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FPL GROUP, CONSTELLATION ENERGY AND THE PROPOSED TRANSACTION. Investors are able to obtain these materials (as they become available) and other documents filed with the SEC free of charge at the SECs website, www.sec.gov. In addition, a copy of the definitive joint proxy statement prospectus (when it becomes available) may be obtained free of charge from FPL Group, 700 Universe Blvd., Juno Beach, FL 33408, Attention Investor Relations, or from Constellation Energy, Shareholder Services, 750 East Pratt St., Baltimore, MD 21202. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. FPL Group, Constellation Energy and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding FPL Groups and Constellation Energys directors and executive officers is available in the preliminary joint proxy statement/prospectus that Constellation Energy has filed with the SEC in connection with the proposed merger. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is also contained in the preliminary joint proxy statement prospectus filed by Constellation Energy and will be contained in other relevant materials to be filed with the SEC.

The combined power of two brilliant stars will fuel Maryland into the future.

With FPL Group and Constellation Energy joining forces, our energy future has never looked brighter.

FPL Group is joining forces with Constellation Energy to form a "new Constellation Energy," one that will be the nation's leading electricity provider and add another name to Maryland's list of Fortune 100 companies. In addition to being one of America's cleanest electric companies, FPL Group is also the global leader in generating electricity from wind and solar energy.

FPL Group is dedicated to environmental stewardship while providing customers with highly reliable service at the lowest possible cost. Maybe that's why Fortune Magazine named FPL Group among the most admired utilities in the U.S. and why this powerful combination is the right one for Maryland and its many communities.

To learn more about FPL Group's commitment to creating a company that's forward-looking in every way, please visit us at fplgroup.com.

The energy for what's next
fplgroup.com

Non Solicitation.  This communication is not a solicitation of a proxy from any security holder of FPL Group, Inc. (FPL Group) or Constellation Energy Group, Inc. (Constellation Energy). Constellation Energy has filed with the Securities and Exchange Commission (the SEC) a Registration Statement on Form S 4 (Registration No. 333 135278) that includes a preliminary joint proxy statement prospectus of Constellation Energy and FPL Group. Once finalized, a definitive joint proxy statement prospectus will be sent to security holders of FPL Group and Constellation Energy seeking approval of the proposed transaction. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FPL GROUP, CONSTELLATION ENERGY AND THE PROPOSED TRANSACTION. Investors are able to obtain these materials (as they become available) and other documents filed with the SEC free of charge at the SECs website, www.sec.gov. In addition, a copy of the definitive joint proxy statement prospectus (when it becomes available) may be obtained free of charge from FPL Group, 700 Universe Blvd., Juno Beach, FL 33408, Attention Investor Relations, or from Constellation Energy, Shareholder Services, 750 East Pratt St., Baltimore, MD 21202. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. FPL Group, Constellation Energy and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding FPL Groups and Constellation Energys directors and executive officers is available in the preliminary joint proxy statement/prospectus that Constellation Energy has filed with the SEC in connection with the proposed merger. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is also contained in the preliminary joint proxy statement prospectus filed by Constellation Energy and will be contained in other relevant materials to be filed with the SEC.